UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A
(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

The Houston Exploration Company

(Exact Name of Registrant as Specified in Its Charter)

Delaware	22-2674487
(State of Incorporation or organization)	(I.R.S. Employer Identification no.)

1100 Louisiana Street, Suite 2000 Houston, Texas (Address of Principal Executive Offices)	77002-5215 (Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:    001-11899    (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 par value

(Title of class)

     Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

EXPLANATORY NOTE
Item 1. Description of Registrant’s Securities to Be Registered.
Item 2. Exhibits.
SIGNATURE

EXPLANATORY NOTE

     On April 26, 2005, our shareholders approved of an amendment to our Restated Certificate of Incorporation, as amended, to increase the amount of authorized shares of our common stock, par value $0.01 per share, from 50,000,000 to 100,000,000 shares. On April 26, 2005, we filed the charter amendment with the Secretary of State of the State of Delaware. Accordingly, we are filing this Amendment No. 2 to Form 8-A to update the description of our common stock in its entirety.

Item 1. Description of Registrant’s Securities to Be Registered.

The Company’s Restated Certificate of Incorporation, as amended (the “Charter”) provides for authorized capital stock consisting of 100,000,000 shares of common stock, and 5,000,000 shares of preferred stock, par value $0.01 per share. The following summary, which describes the material terms of the Company’s common stock, is qualified in its entirety by reference to the Charter, which is filed as Exhibit 1 hereto and incorporated herein by reference.

COMMON STOCK

Holders of common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of common stockholders and do not have cumulative voting rights. Directors are elected annually by plurality vote of the common stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of holders of outstanding preferred stock. The Company’s Amended and Restated Credit Agreement, as amended, contains restrictions on the payment of dividends to holders of common stock. Accordingly, the Company’s ability to pay dividends will depend upon such restrictions and the Company’s results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors. Upon the liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding shares of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the numbers of shares of each series to be determined by it. The Board of Directors is authorized to fix and determine variations in the designations, preferences, and relative, participating, optional or other special rights (including, without limitation, special voting rights, preferential rights to receive dividends or to receive assets upon liquidation, rights of conversion into common stock or other securities, redemption provisions and sinking fund provisions) between series and between the preferred stock or any series thereof and the common stock, and the qualifications, limitations or restrictions of such rights; and the shares of preferred stock or any series thereof may have full or limited voting powers, or be without voting powers.

On August 12, 2004, the Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock of the Company. The dividend was paid on August 23, 2004 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Company at a price of $275.00 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment. The terms of the Rights are set forth in a Rights Agreement dated as of August 12, 2004, as amended by the First Amendment to Rights Agreement dated as of May 2, 2005, as the same may be amended from time to time, between the Company and The Bank of New York, as Rights Agent, which are filed as Exhibits 4 and 5 hereto, respectively, and incorporated herein by reference. A description of the Rights Agreement, as amended, can be found in the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 12, 2004 and Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on May 26, 2005, which are filed as Exhibits 6 and 7 hereto, respectively, and incorporated herein by reference.

Although the Company has no present intention to issue shares of preferred stock, the issuance of shares of preferred stock and the issuance of the Rights, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction in that some or a majority of stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then market price for such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the regulations of the exchange on which its common stock is listed.

CERTAIN PROVISIONS OF THE COMPANY’S CHARTER AND BYLAWS AND DELAWARE LAW

Certain provisions of the Charter and Bylaws are intended to enhance the likelihood of continuity and stability in the Board of Directors of the Company and in its policies, but might have the effect of delaying or preventing a change in control of the Company and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interests of stockholders. Set forth below is a summary description of such provisions:

Filling Vacancies. The Board of Directors of the Company, acting by a majority of the directors then in office, may fill any vacancy or newly created directorship.

Stockholder Actions and Meetings. The Company’s Charter provides that all actions required or permitted to be taken by the stockholders of the Company may be taken only at a duly held annual or special meeting of the stockholders. The Company’s Bylaws establish procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and for stockholder proposals to be submitted at meetings of the stockholders. The Company’s Bylaws also provide that special meetings of stockholders may be called only by the President or by a majority of the directors.

Anti-takeover Provisions. Delaware law permits and the Charter grants the Company’s Board broad discretionary authority to adopt any and all anti-takeover measures approved by it in response to any proposal to acquire the Company, its assets or more than 15% of its outstanding capital stock. Measures to be adopted could include by-law provisions requiring supermajority shareholder approval of acquisition proposals.

An additional anti-takeover measure permitted by Delaware law and the Charter is the adoption of a shareholder rights plan. The Company has declared a dividend of one preferred share purchase right for each outstanding share of common stock of the Company pursuant to the Rights Agreement, as amended, as previously described herein.

Limitation on Personal Liability of Directors. Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter of the Company limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company’s Bylaws provide indemnification to the Company’s officers and directors and certain other persons with respect to certain matters.

Indemnification Arrangements. The Charter and Bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, the directors and officers of the Company shall be indemnified and permit the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such. The Company intends to enter into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the

Delaware General Corporation Law. The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder become an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person become an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of the stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combination proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who become an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is The Bank of New York.

Item 2. Exhibits.

The following exhibits to this Amendment No. 2 to Registration Statement on Form 8-A, which constitute all constituent instruments defining the rights of the holders of the Company’s common stock, including any contracts or other documents which limit or qualify the rights of such holders, are either filed herewith or are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

1.	Restated Certificate of Incorporation, as amended (filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (File No. 001-11899) and incorporated by reference).

2.	Restated Bylaws of the Registrant (filed as Exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 (File No. 001-11899) and incorporated by reference).

3.	Specimen common stock certificate (filed as Exhibit 4.1 to our Registration Statement on Form S-1 (No. 333-4437), as amended, filed with the Securities and Exchange Commission on July 3, 1996 and incorporated by reference).

4.	Rights Agreement, dated as of August 12, 2004, between The Houston Exploration Company and The Bank of New York, as Rights Agent (filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A (No. 001-11899) filed with the Securities and Exchange Commission on August 12, 2004 and incorporated by reference).

5.	First Amendment to Rights Agreement, dated as of May 2, 2005, by and between The Houston Exploration Company and The Bank of New York, as Rights Agent (filed as Exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (File No. 001-11899) and incorporated by reference).

6.	Registration Statement on Form 8-A (No. 001-11899) (filed with the Securities and Exchange Commission on August 12, 2004 and incorporated by reference).

7.	Registration Statement on Form 8-A/A (No. 001-11899) (filed with the Securities and Exchange Commission on May 26, 2005 and incorporated by reference).

8.	Form of Certificate of Designation of Series A Junior Participation Preferred Stock of The Houston Exploration Company (filed as Exhibit 2 to the Company’s Registration Statement on Form 8-A (No. 001-11899) filed with the Securities and Exchange Commission on August 12, 2004 and incorporated by reference).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE HOUSTON EXPLORATION COMPANY
Date: May 26, 2005	By:	/s/ JAMES F. WESTMORELAND
		Name:	James F. Westmoreland
		Title:	Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description
1.
Restated Certificate of Incorporation, as amended (filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (File No. 001-11899) and incorporated by reference).

2.	Restated Bylaws of the Registrant (filed as Exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 (File No. 001-11899) and incorporated by reference).

3.
Specimen common stock certificate (filed as Exhibit 4.1 to our Registration Statement on Form S-1 (No. 333-4437), as amended, filed with the Securities and Exchange Commission on July 3, 1996 and incorporated by reference).

4.
Rights Agreement, dated as of August 12, 2004, between The Houston Exploration Company and The Bank of New York, as Rights Agent (filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A (No. 001-11899) filed with the Securities and Exchange Commission on August 12, 2004 and incorporated by reference).

5.
First Amendment to Rights Agreement, dated as of May 2, 2005, by and between The Houston Exploration Company and The Bank of New York, as Rights Agent (filed as Exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (File No. 001-11899) and incorporated by reference).

6.	Registration Statement on Form 8-A (No. 001-11899) (filed with the Securities and Exchange Commission on August 12, 2004 and incorporated by reference).

7.	Registration Statement on Form 8-A/A (No. 001-11899) (filed with the Securities and Exchange Commission on May 26, 2005 and incorporated by reference).

8.
Form of Certificate of Designation of Series A Junior Participation Preferred Stock of The Houston Exploration Company (filed as Exhibit 2 to the Company’s Registration Statement on Form 8-A (No. 001-11899) filed with the Securities and Exchange Commission on August 12, 2004 and incorporated by reference).